SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

TURBOSONIC TECHNOLOGIES, INC.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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☒ No fee required.

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TURBOSONIC TECHNOLOGIES, INC.

550 Parkside Drive, Suite A-14

Waterloo, Ontario

Canada   N2L 5V4

NOTICE OF ANNUAL MEETING

OF

STOCKHOLDERS

To Be Held

On

December 11, 2003

Dear Stockholders,

On Thursday, December 11, 2003, TurboSonic Technologies, Inc. will hold its Annual Meeting of Stockholders at the Waterloo Inn, 475 King Street North, Waterloo, Ontario, Canada. The meeting will begin at 10:00 a.m., local time.

Only stockholders that own shares of common stock at the close of business on November 6, 2003, can vote at this meeting or any adjournment or postponement thereof. The meeting will be held for the following purposes:

◆ to elect eight directors to serve for the ensuing year;

◆ to ratify the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2004; and

◆ to transact such other business as may properly come before the meeting.

Patrick J. Forde
Secretary

Waterloo, Ontario, Canada
November 6, 2003

Whether or not you plan to attend the meeting, please sign and date the enclosed proxy and promptly return it in the enclosed, self-addressed envelope. No additional postage is required if mailed within the United States. Any stockholder may revoke his or her proxy at any time before the meeting by giving notice in writing to our Secretary, by granting a proxy bearing a later date or by voting in person at the meeting.

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TURBOSONIC TECHNOLOGIES, INC.

550 Parkside Drive, Suite A-14

Waterloo, Ontario

Canada   N2L 5V4

PROXY STATEMENT

QUESTIONS AND ANSWERS

Q: **WHO IS SOLICITING MY VOTE?**

A: This proxy solicitation is being made by TurboSonic Technologies, Inc. Proxies are being solicited by mail, and all expenses of preparing and soliciting such proxies will be paid by us. We have also arranged for reimbursement of brokerage houses, nominees, custodians and fiduciaries for the forwarding of proxy materials to the beneficial owners of shares held of record. Proxies may also be solicited by our directors, officers and employees, but such persons will not be specifically compensated for such services.

Q: **WHEN WAS THE PROXY STATEMENT MAILED TO STOCKHOLDERS?**

A: This proxy statement was first mailed to our stockholders on or about November 6, 2003.

Q: **WHAT MATTERS AM I VOTING ON?**

A: (1)   The election of eight nominees to serve on our Board of Directors for the ensuing year; and

(2)   The ratification of the appointment of Ernst & Young LLP as our independent auditors for fiscal year 2004.

Q: **HOW DOES THE BOARD RECOMMEND I VOTE ON THE PROPOSALS?**

A: The Board recommends a vote FOR each of the eight nominees and a vote FOR the ratification of Ernst & Young LLP as our independent auditors for fiscal year 2004.

Q: **WHO IS ENTITLED TO VOTE?**

A: Stockholders as of the close of business on November 6, 2003 (the record date) are entitled to vote at the meeting.

Q: **HOW DO I VOTE?**

A: Sign and date each proxy card you receive and return it in the prepaid envelope. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR each of the nominees and FOR the ratification of Ernst & Young LLP as our independent auditors for fiscal year 2004.

Stockholders who hold their shares through a bank or broker can also vote via the Internet if this option is offered by the bank or broker.

Q: **MAY I REVOKE MY PROXY?**

A: You have the right to revoke your proxy at any time before the meeting by:

(1)   giving written notice to such effect to our Secretary, Patrick J. Forde, at the address shown above;

(2)   voting in person at the meeting; or

(3)   returning a later-dated proxy card.

Q: **WHO WILL COUNT MY VOTES?**

A: Representatives of our transfer agent, American Stock Transfer & Trust Company, will count the votes.

QUESTIONS AND ANSWERS (cont'd)

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy cards, ballots and voting tabulations that identify individual stockholders are mailed or returned directly to American Stock Transfer & Trust Company and handled in a manner that protects your voting privacy. Your vote will not be disclosed except (1) as needed to permit American Stock Transfer & Trust Company to tabulate and certify the vote, and (2) as required by law. Additionally, all comments written on the proxy card or elsewhere will be forwarded to management. Your identity will be kept confidential unless you ask that your name be disclosed.

Q: HOW MANY SHARES CAN VOTE?

A: As of November 6, 2003, 10,507,250 shares of common stock were issued and outstanding. Every holder of common stock is entitled to one vote for each share held.

Q: WHAT IS A QUORUM?

A: A majority of shares of our common stock outstanding and entitled to vote on November 6, 2003 constitutes a quorum and must be present at the meeting, in person or by proxy, for the meeting to be held for the transaction of business.

Q: HOW MANY SHARES ARE REQUIRED FOR THE ADOPTION OF A PROPOSAL?

A: Directors will be elected by a plurality of the votes cast at the meeting. To be adopted, the proposal to ratify the appointment of Ernst & Young LLP as our independent auditors must receive more than 50% of the shares voting on the matter.

If you submit a properly executed proxy card, even if you abstain from voting, then you will be considered part of the quorum. An abstention has the same effect as a vote AGAINST a proposal. Broker non-votes are abstentions by brokers who have proxies that do not have specific voting instructions from their beneficial owners of the shares they hold. Broker non-votes will be counted as part of the quorum. However, broker non-votes will not be counted for purposes of determining whether a proposal has been approved.

Q: WHO CAN ATTEND THE ANNUAL MEETING?

A: All stockholders on November 6, 2003 can attend. If your shares are held through a broker and you would like to attend, please bring a copy of your brokerage account statement or an omnibus proxy (which you can get from your broker), and we will permit you to attend the meeting.

Q: HOW WILL VOTING ON ANY OTHER BUSINESS BE CONDUCTED?

A: We do not know of any business to be considered at the meeting other than the proposals described in this proxy statement. If any other business is presented at the meeting, your signed proxy card gives authority to Edward F. Spink, our Chairman, and Patrick J. Forde, our Secretary, to vote on such matters at their discretion.

Q: WHO ARE THE LARGEST PRINCIPAL STOCKHOLDERS?

A: As of November 6, 2003, Dr. Donald R. Spink, Sr., and his related entities, beneficially owned 3,306,432 shares (28.5%) of our common stock. Hamon Research-Cottrell beneficially owned 950,000 shares (8.2%) and Patrick Forde beneficially owned 884,158 shares (7.6%) of our common stock. See "Security Ownership."

Q: WHEN ARE STOCKHOLDERS PROPOSALS FOR NEXT YEAR'S MEETING DUE?

A: All stockholder proposals to be considered for inclusion in next year's proxy statement must be submitted in writing to Patrick J. Forde, our Secretary, at the address shown on the first page of this Proxy Statement, prior to July 6, 2004.

ELECTION OF DIRECTORS

There are currently seven members of the Board. All such members are nominees for election this year: Edward F. Spink, Patrick J. Forde, Richard H. Hurd, Dr. Donald R. Spink, Sr., Jonathan Lagarenne, Frederick G. Berlet and James R. Thompson. In addition, Michael J. Widico is nominated to become a member of the Board, fixing its number of members at eight.

It is with regret that we announce the passing of Seán J. McNamara. Mr. McNamara was elected to the Board on December 10, 2002 and prior to that he was an advisor to the Board since 1997.

All directors are elected annually, and serve until the next annual meeting of stockholders or until their respective successors are elected and qualified. If any director is unable to stand for re-election at this meeting, the Board may reduce the Board's size or designate a substitute. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Edward F. Spink   **Director since 1997**
Age: 49

Edward F. Spink served as our President from August 27, 1997, the date upon which Turbotak Technologies and Sonic Environmental Systems were consolidated to form our company, until June 15, 1999. On that date, the Board elected him our Chairman and Chief Executive Officer. From 1995 to 1997, he was President and a director of Turbotak. Mr. Spink served as Vice President—Operations of Turbotak from 1989 to 1995.

Patrick J. Forde   **Director since 1997**
Age: 70

Patrick J. Forde has been our Secretary/Treasurer since August 1997 and became our President on June 15, 1999. Mr. Forde served as our Vice President-Corporate Planning from August 1997 to June 1999. From 1986 to 1997, he was a director of Turbotak. Mr. Forde served as Vice President-Corporate Planning for Turbotak from 1996 to 1997. He was chairman and chief executive officer of Borg Textile Corporation, which manufactures and sells deep-pile fabric to garment producers, from 1982 to 1995. He is president and owner of Glencree Investments, Inc., and serves on the board of several other private companies.

Richard H. Hurd   **Director since 1993**
Age: 66

Richard H. Hurd served as our President from August 1993 to August 1997 and as our Treasurer from April 1994 to August 1997. He has been a director of our company since February 1993. Mr. Hurd has been President and sole owner of RHB Capital Company, Inc., a financial consulting company, since 1987. He is also Co-Managing Director of Genuine Article Publishing Group, LLC, a publisher of children's books. He also acts as a Special Assistant to the Treasurer of the State of New Jersey.

Dr. Donald R. Spink, Sr.   **Director since 1997**
Age: 80

Dr. Donald R. Spink, Sr. served as our Chairman from August 27, 1997 until June 15, 1999. He continues to serve as a director and has agreed to provide us with technical advice. Prior thereto and from 1976 he was chairman of Turbotak.

Jonathan R. Lagarenne   **Director since 2001**
Age: 43

Jonathan R. Lagarenne joined the Board in August 2001. He is presently engaged in providing executive consulting services focused on the areas of claims management and risk management. Prior to launching his consulting practice in July 2003, Mr. Lagarenne served as Chief Executive Officer of Hamon Corporation from May 2000, and as Chief Operating Officer and General Counsel from July 1998.

Frederick G. Berlet   **Director since 2002**
Age: 75

Frederick G. Berlet was elected to the Board on December 10, 2002. Since 1967 he has served as President of S.W.O. Management Consultants. Between 1960 and 1994 he also held several positions with Fleck Manufacturing Inc., a major auto parts manufacturing company, including its Deputy Chairman, President and Chief Executive Officer. He is a Certified Management Accountant (CMA) and has served on numerous boards of directors of private and public companies. He is currently a director of Timberland Ltd., a specialty hoist and winch manufacturing company. He is also involved with several charitable organizations. Since 1997 he has been an advisor to our Board.

ELECTION OF DIRECTORS (cont'd)

James R. Thompson **Director since 2002**
Age: 53

James R. Thompson was elected to the Board on December 10, 2002. He is the founder and, since 1992, the Chief Executive Officer of TAII, now Talo Analytic International, Inc., a consulting company specializing in business and technical issues related to the forest products, basic steel, chemical and other heavy industries. In addition to being consulted by the U.S. Senate Anti-Trust Committee concerning mergers in the forest products industry, he has served as an expert witness in multi-million dollar disputes. Since 2001 he has been an advisor to our Board. He has also been an advisory board member and the paper industry business issues editor of Solutions Magazine since 2000. Mr. Thompson filed for personal bankruptcy in May 2001 as the result of liabilities incurred while convalescing from a medical condition.

Michael J. Widico **Nominee for Directorship**
Age: 51

Michael J. Widico is Executive Vice President of Hamon Research-Cottrell, which provides engineering, manufacturing and contracting of air pollution control equipment for power and energy-intensive industries, and has held the position since January 2003. Before joining Hamon Research-Cottrell, he was President of Procedair Industries in Montreal, which provides gas cleaning equipment and systems to heavy industrial customers. Prior to this appointment, Mr. Widico served as Vice President and General Manager of Procedair from September 1996 to April 2000.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS.

RATIFICATION OF INDEPENDENT AUDITORS

Our Audit Committee has recommended, and the Board has appointed, Ernst & Young LLP as our independent auditors for the 2004 fiscal year (July 1, 2003 through June 30, 2004) subject to stockholders ratification.

Audit services provided by Ernst & Young LLP during fiscal 2003 included an audit of our financial statements. Ernst & Young LLP reviewed our Annual Report on Form 10-K filed with the Securities and Exchange Commission and certain other filings that we made with the SEC and certain other government agencies. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss audit findings and other financial matters.

A representative of Ernst & Young LLP is expected to attend the meeting. He or she will have the opportunity to speak at the meeting if he or she wishes and will also respond to appropriate questions.

FEES BILLED BY ERNST & YOUNG LLP FOR FISCAL 2003

Audit Fees	$	46,422
Financial Information System Design and Implementation Fees	$	0
All Other Fees (1)	$	10,112
Total	**$**	**56,534**

(1) Included in "All Other Fees" are fees for consultation on accounting and financial reporting matters and tax services.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS FOR FISCAL 2004.

STATEMENT OF CORPORATE GOVERNANCE

Our business is managed under the direction of the Board of Directors. The Board delegates the conduct of business to our senior management team.

The Board usually meets three to four times a year in regularly scheduled meetings. It may meet more often if necessary. The Board held one meeting in fiscal 2003, on December 10, 2002, at which seven directors were present (Mr. McNamara was not in attendance). The Chairman usually determines the agenda for the meetings. Board members receive the agenda and supporting information in advance of the meetings. Board members may raise other matters at the meetings.

The Board considers all major decisions. The Board has established two standing committees, an Audit Committee and a Compensation Committee. The Audit Committee, whose duties and responsibilities are described below, and which is composed of Messrs. Berlet, Hurd and Lagarenne, held four meetings in fiscal 2003, at which all members were present. All of the members of the Audit Committee are "independent," as such term is defined in Rule 4200(a)(14) of the NASD's listing standards.

The Compensation Committee is responsible for oversight and administration of executive compensation. The Compensation Committee, which is composed of Messrs. Thomson, Donald Spink and Forde, held one meeting in fiscal 2003, at which all members were present.

REPORT OF AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter, which reflects standards enunciated in SEC and Nasdaq Stock Market rules and regulations.

◆ The Audit Committee is charged with monitoring the preparation of annual financial reports by TurboSonic's management, including discussions with management and outside auditors about draft annual financial statements and significant accounting and reporting matters;

◆ The Audit Committee is responsible for matters concerning TurboSonic's relationship with its outside auditors, including recommending their appointment or removal; reviewing the scope of their audit services and related fees, as well as any other services being provided to TurboSonic; and determining whether the outside auditors are independent (based in part of the annual letter provided to TurboSonic pursuant to Independence Standards Board Standard No. 1); and

◆ The Audit Committee oversees management's implementation of effective systems of internal controls, including review of policies relating to legal and regulatory compliance, ethics and conflicts of interests.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under its charter.

In overseeing the preparation of TurboSonic's financial statements, the Audit Committee met with both management and outside auditors to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. TurboSonic's management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted principles, and the Audit Committee discussed the statements with both management and outside auditors. The Audit Committee's review included discussion with the outside auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees).

With respect to TurboSonic's outside auditors, the Audit Committee, among other things, discussed with Ernst & Young LLP matters relating to its independence, including the disclosures made to the Audit Committee as required by the Independence Standards Board Standard No. 1 (Discussions with Audit Committee).

On the basis of these reviews and discussions, the Audit Committee recommended to TurboSonic's Board that it approve the inclusion of TurboSonic's audited financial statements in its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003.

September 18, 2003

THE AUDIT COMMITTEE

Frederick G. Berlet, Chairman
Richard H. Hurd
Jonathan R. Lagarenne

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

Set forth below is the aggregate compensation paid to Edward F. Spink, our Chief Executive Officer, during the fiscal years ended June 30, 2003, 2002 and 2001. No other executive officer received compensation exceeding $100,000 during the fiscal year ended June 30, 2003.

Name and Principal Position	Year Ended June 30	Annual Compensation			Long-term Compensation Awards
		Salary (1)	Bonus (1)	Other Annual Compensation (2)	Shares Underlying Number of Options and Warrants
Edward F. Spink, CEO	2003	$115,400	--	$13,603 (3)	10,000
	2002	$ 63,752	--	$10,671	10,000
	2001	$ 65,821	--	$36,509	10,000

(1) *Effective July 1, 2002, Mr. Spink's compensation was revised to $115,400 of salary, together with a $20,000 bonus to be based upon meeting the earnings before tax target in the Company's 2003 business plan. The bonus will be adjusted downward pro rata based upon the actual earnings before tax to the plan. Should the plan be exceeded, Mr. Spink will receive 10% of the earnings before tax so generated. For the fiscal year ended June 30, 2003, Mr. Spink was not entitled to any bonus payment due to the performance of the Company over that period.*

(2) *Effective July 1, 1999, Mr. Spink's compensation was revised to include a sales commission on Scrubber System sales rather than the previous discretionary bonus.*

(3) *Represents commission on orders received prior to fiscal 2003.*

OPTION GRANTS IN FISCAL 2003

In June 2002 we granted Edward F. Spink, our Chief Executive Officer, options to purchase 10,000 shares of common stock, which grant reflects compensation for fiscal year ended June 30, 2003.

	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date
Edward F. Spink	10,000	100%	$ 0.4500	June 30, 2007

AGGREGATE OPTION AND WARRANT EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

	Number of Shares Acquired On Exercise	Value Received	Number of Securities Underlying Unexercised Options or Warrants at Fiscal Year End		Value of Unexercised In-The-Money Options or Warrants at Fiscal Year End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward F. Spink	0	$0.00	36,000	44,000	$0.00	$0.00

(1) *The per share exercise price of each of the unexercised options or warrants exceed $0.26, the fair market value of our common stock on June 30, 2003.*

COMPENSATION OF DIRECTORS

All directors receive $500 for each board meeting attended. Non-employee directors receive reimbursement for out-of-pocket expenses for each board meeting attended. Richard Hurd, a non-employee director of our company, received $24,000 for the year ended June 30, 2003 for services provided to our company. During fiscal 2003, no non-employee directors were granted options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Edward F. Spink is Dr. Donald R. Spink, Sr.'s son.

The Company has agreed to cause the election of one director designated by Hamon Research-Cottrell, so long as Hamon Research-Cottrell continues to own at least 5% of our outstanding common stock. In accordance with this agreement, Michael J. Widico has been designated by Hamon Research-Cottrell as its representative on our Board of Directors.

SECURITY OWNERSHIP

Name and Address of Beneficial Owner or Identity or Group	Number of Shares Beneficially Owned (1) (2)	Approximate Percentage of Class
Dr. Donald R. Spink, Sr. *	3,306432 (3) (6) (7) (8) (10)	28.5%
Edward F. Spink *	483,838 (8) (9) (10)	4.2%
Patrick J. Forde *	884,158 (4) (6) (7) (8) (10)	7.6%
Richard H. Hurd **	131,938 (5) (8) (10)	1.1%
Jonathan R. Lagarenne ***	0	0.0%
Frederick G. Berlet *	361,010 (6) (7) (8) (10)	3.1%
Seán J. McNamara *	67,803 (8) (10)	0.6%
James R. Thompson *	2,000	0.0%
Hamon Research-Cottrell, Inc. *	950,000	8.2%
Bard Associates, Inc. ****	840,600 (14)	7.2%
All Executive Officers and Directors as a group (13 persons) *	5,876,854 (2) – (13)	50.6%

---

*   c/o TurboSonic Technologies, Inc. 550 Parkside Drive, Suite A-14, Waterloo, Ontario, N2L 5V4, Canada

**   c/o TurboSonic Technologies, Inc. 11 Melanie Lane, Unit 21, East Hanover, NJ 07936

***   c/o Hamon Corporation, 58-72 East Main Street, Somerville, NJ 08876

****   Bard Associates, Inc., 135 South Lasalle St., Suite 2320, Chicago, IL 60603

(1)   Unless otherwise indicated, all persons named below have sole voting and investment power over listed shares.

(2)   Includes shares of TurboSonic Canada Inc., a wholly owned subsidiary of the Company, which by their terms are convertible at any time into a like number of shares of Common Stock of the Company ("TurboSonic Canada Shares").

(3)   Includes 2,762,687 TurboSonic Canada Shares owned by Canadian numbered corporation, over which shares Dr. Spink exercises voting control.

(4)   Includes 507,642 TurboSonic Canada Shares owned by the Patrick and Joan Forde Family Trust.

(5)   Includes 1,195 shares owned by Mr. Hurd's spouse, as to which Mr. Hurd disclaims any beneficial ownership.

(6)   Includes warrants for each of Dr. Donald Spink, Mr. Fred Berlet and Mr. Patrick Forde to purchase 100,000 common shares at a current exercise price of $0.75 through October 21, 2003, October 21, 2003, and January 1, 2004, respectively, and at $1.00 thereafter through October 21, 2004, October 21, 2004, and January 1, 2005, respectively (see Note 9 to the Consolidated Financial Statements).

(7)   Includes warrants for each of Dr. Donald Spink, Mr. Fred Berlet and Mr. Patrick Forde to purchase 100,000 common shares at a current exercise price of $0.5625 through October 31, 2003, October 31, 2003, and January 1, 2004, respectively (see Note 9 to the Consolidated Financial Statements).

(8)   Includes 10,000 shares issuable upon exercise of an option expiring in October 15, 2005 at an exercise price of $0.40, which option was granted to directors pursuant to the 2000 Stock Option Plan.

(9)   Includes 16,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.40, which option was granted to employees pursuant to the 2000 Stock Option Plan.

(10)   Includes 10,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.5625, which option was granted to directors pursuant to the 2000 Stock Option Plan.

(11)   Includes 48,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.40, which option was granted to employees pursuant to the 2000 Stock Option Plan.

(12)   Includes 93,067 shares owned by an executive officer's spouse, as to which the executive officer disclaims any beneficial ownership.

(13)   Includes 12,000 shares owned by Mr. Forde's spouse, to which Mr. Forde disclaims any beneficial ownership.

(14)   As identified in a Schedule 13-G filing made on February 5, 2003, which indicated that Bard Associates, Inc. had sole power to dispose or direct the disposition of 840,600 common shares, and the sole power to direct the vote of 515,600 common shares.

During 2002, we entered into an agreement to form a strategic alliance with Hamon Research-Cottrell, Inc. ("Hamon"). As part of the agreement, Hamon acquired directly from us 500,000 shares of TurboSonic common stock, representing an approximate 4.7% equity interest at $1.00 U.S. per share. Certain of TurboSonic's shareholders, including officers and directors, granted options to Hamon to acquire control of TurboSonic from these shareholders at prices ranging from $1.80 to $2.50 per share. These options are exercisable only in the event that Hamon initiates a tender offer for TurboSonic's common stock. These options expired August 31, 2003, without further action by Hamon.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by the SEC regulation to furnish our company with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no such forms were required for those persons, we believe that during the fiscal year ended June 30, 2003, all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, except that James R. Thompson failed to file on a timely basis one Form 4 reflecting one transaction.

OTHER MATTERS

The Board knows of no other matters to be brought before the meeting. However, if other matters should come before the meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his judgment on such matters.

TURBOSONIC TECHNOLOGIES, INC.

550 Parkside Drive, Suite A-14

Waterloo, Ontario

Canada   N2L 5V4

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Edward F. Spink and Patrick J. Forde as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them, to represent and vote, as designated on the reverse side hereof, all the shares of common stock of TurboSonic Technologies, Inc. (the "Company") held of record by the undersigned on November 6, 2003, at the Annual Meeting of Stockholders to be held on Thursday, December 11, 2003, or any adjournment or postponement thereof.

This Proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this Proxy will be voted FOR proposals 1 and 2.

(TO BE SIGNED ON REVERSE SIDE)

1) Election of Directors

   (INSTRUCTION: To withhold authority to vote for any individual nominee, strike such nominee's name from the list at right)

FOR All Nominees	WITHHOLD AUTHORITY	NOMINEES
Listed at right	To vote for all nominees listed	Edward F. Spink
(except as marked to the contrary at right)		Patrick J. Forde
		Richard H. Hurd
		Dr. Donald R. Spink, Sr.
		Jonathan R. Lagarenne
		Frederick G. Berlet
		James R. Thompson
		Michael J. Widico

   ☐   ☐   ☐

2) To ratify the selection of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending June 30, 2004.

   FOR ☐   **AGAINST** ☐   **ABSTAIN** ☐

3) To transact such other business as may properly come before the meeting.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

_____

Signature

_____

Signature, if held jointly

_____

Date

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.